UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        PAPERCLIP IMAGING SOFTWARE, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0006988211
                                ----------------
                                 (CUSIP Number)


James W. Giddens, solely in      with a copy to:   Richard M. Siegel, Esq.
his capacity as trustee for                        Hughes Hubbard & Reed LLP
the liquidation of the business                    One Battery Park Plaza
of A.R. Baron & Co., Inc.                          New York, New York 10004-1482
P.O. Box 359                                       212-837-6000
Bowling Green Station
New York, New York 10274
212-425-3005

- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)


                                  July 11, 1996
                 -----------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D
- ---------------------
CUSIP No. 0006988211
- ---------------------


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James W. Giddens, solely in his capacity as trustee under SIPA pursuant to the court order described herein

- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------

  3    SEC USE ONLY

- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------

  4    SOURCE OF FUNDS*
                                   00
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                |_|

- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States of America
- ------ -------------------------------------------------------------------------
- -----  -------------------------------------------------------------------------

                       7    SOLE VOTING POWER

     NUMBER OF                    122,562 shares
                      ----- ----------------------------------------------------
                      ----- ----------------------------------------------------
       SHARES          8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----- ----------------------------------------------------
                      ----- ----------------------------------------------------
        EACH           9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                     122,562 shares
                      ----- ----------------------------------------------------
                      ----- ----------------------------------------------------
        WITH           10   SHARED DISPOSITIVE POWER

                                  2,605,340 shares
                      ----- ----------------------------------------------------
                     ------ ----------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  2,727,902 shares
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      |_|

- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   32.5%
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON*
                                   IN
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------



Item 1.  Security and Issuer

         This statement on Schedule 13D (this "Statement") relates to shares of common stock, $.01 par value per share ("Common Stock"), of Paperclip Imaging Software, Inc. (the "Issuer"), which has its principal executive offices at Three University Plaza, Hackensack, New Jersey 07601.

Item 2.  Identity and Background

         (a) The person filing this statement is James W. Giddens, solely in his capacity as trustee for the liquidation of the business of A.R. Baron & Co., Inc., a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Act") and a Delaware corporation ("ARB"), pursuant to the Court Order (as defined and further described below) under section 78eee(b)(3) of the Securities Investor Protection Act ("SIPA"), with all the duties and powers of a trustee as prescribed in SIPA (the "Trustee"). The Trustee was appointed pursuant to an order of the United States District Court for the Southern District of New York, dated July 11, 1996 (the "Court Order"), attached hereto as Exhibit 1. By operation of law, the Trustee is in possession and effective control of the assets of ARB. Those assets include the shares of Common Stock described in Item 5 as to which the Trustee may have beneficial ownership.

         (b) The Trustee's business address is One Whitehall Street, 18th Floor, New York, New York 10004 and his mailing address is P.O. Box 359, Bowling Green Station, New York, New York 10274.

         (c) Mr. Giddens, in his individual capacity, is a member of the law firm of Hughes Hubbard & Reed LLP, a New York limited liability partnership, whose principal place of business is One Battery Park Plaza, New York, New York 10004.

         (d)-(e) During the past five years, the Trustee (and Mr. Giddens, in his individual capacity) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which the Trustee (or Mr. Giddens, in his individual capacity) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Trustee is a United States citizen.

Item 3.  Source and Amount of Funds

         As described in Item 2(a) above, the Trustee succeeded to the Shares (as defined below) pursuant to the Court Order.

Item 4.  Purpose of Transaction

         The Trustee was appointed to fulfill the duties of a trustee under SIPA, and is acting solely in connection therewith. In his capacity as Trustee, the Trustee intends to dispose of the Shares in an orderly fashion in order to maximize the value realized for the estate of ARB consistent with applicable law and his duties and powers as prescribed in SIPA.

         Other than as stated above, the Trustee has no plans or proposals which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer;

          (b)  An  extraordinary   corporate   transaction  such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g)  Changes  in  the  Issuer's   charter,   by-laws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Company

         (a) The Trustee believes that, for the purposes of Rule 13d-3(a) under the Act, the Trustee may be the beneficial owner of a total of 2,727,902 shares (the "Shares") of Common Stock, of which 685,162 are Shares of Common Stock underlying currently exercisable Redeemable Class A Purchase Warrants of the Issuer. The shares represent approximately 32.5% of the total outstanding shares of Common Stock (based on the Issuer's most recently available filing with the Securities and Exchange Commission). As of the date of the Court Order, 122,562 of the Shares (the "Proprietary Shares") were directly owned by ARB and 2,605,340 of the Shares (the "Pledged Shares") were pledged to ARB by 110958 Ontario Inc. and Ken Stokes (collectively, the "Note Obligors") pursuant to Secured Demand Note Collateral Agreements for Equity Capital dated May 22, 1996 and August 31, 1995, respectively (collectively, the "Security Agreements") by the Note Obligors in favor of ARB as security for the Note Obligors' obligations pursuant to Secured Demand Notes dated May 22, 1996 and August 31, 1995, respectively (collectively, the "Notes") by the Note Obligors in favor of ARB. The Security Agreements and the Notes are summarized in part herein and such summaries are qualified by reference to the copies of such documents attached hereto as Exhibits 2 through 5. Pursuant to the Security Agreements, the Pledged Shares are held of record by Bear Stearns as nominee for ARB and ARB has the right under certain circumstances to liquidate the Pledged Shares.

         (b) The Trustee possesses the sole power to vote or direct the vote of the Proprietary Shares. The Trustee has the sole power to dispose or to direct the disposition of all of the Proprietary Shares and the right under certain circumstances to dispose or direct the disposition of all of the Pledged Shares.

         (c) Other than the acquisition of the Shares pursuant to the Court Order as described above, during the past sixty days, neither the Trustee nor Mr. Giddens, in his individual capacity, has effected any transactions in the Common Stock.

         (d) Except as disclosed in Item 5(a) above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as noted above, the Trustee does not have any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.  Material To Be Filed as Exhibits

     Exhibit Number                           Title
     --------------                           -----

          1 Order of the United States District Court for the Southern District of New York, entered on July 11, 1996, appointing James W. Giddens as trustee for the liquidation of the business of A.R. Baron & Co., Inc. ("ARB")

          2 Secured Demand Note Collateral Agreement for Equity Capital, dated May 22, 1996, between ARB and 110958 Ontario Inc.

          3 Secured Demand Note, dated May 22, 1996, between ARB and 110958 Ontario Inc.

          4 Secured Demand Note Collateral Agreement for Equity Capital, dated August 31, 1995, between ARB and Ken Stokes

          5 Secured Demand Note, dated August 31, 1995, between ARB and Ken Stokes



                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  August 27, 1996



                                  By:  /s/ James W. Giddens
                                       -----------------------------------
                                       James W. Giddens, solely as trustee
                                           pursuant to a court order dated
                                           July 11, 1996

Exhibit Number                Title               Method of Filing        Page
- --------------                -----               ----------------        ----

    1               Order of the United States    Filed herewith           7
                    District Court for the
                    Southern District of New
                    York, entered on July 11,
                    1996, appointing James W.
                    Giddens as the trustee for
                    the liquidation of the
                    business of A.R. Baron &
                    Co., Inc.("ARB")

     2              Secured Demand Note           Filed herewith           9
                    Collateral Agreement for
                    Equity Capital, dated
                    May 22, 1996, between ARB
                    and 110958 Ontario Inc.

     3              Secured Demand Note,          Filed herewith           16
                    dated May 22, 1996,
                    between ARB and 110958
                    Ontario Inc.

     4              Secured Demand Note           Filed herewith           19
                    Collateral Agreement for
                    Equity Capital, dated
                    August 31, 1996, between
                    ARB and Ken Stokes

     5              Secured Demand Note, dated    Filed herewith           27
                    August 31, 1996, between
                    ARB and Ken Stokes